UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 000-20202

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CREDIT ACCEPTANCE CORPORATION

25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

TABLE OF CONTENTS

Page Number
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	5
Notes to Financial Statements	6
Supplemental Schedule:
Schedule H, Line 4a—Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025	11
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	12
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	13
Signature	14
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Credit Acceptance Corporation 401(k) Plan and Trust

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Plan and Trust (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The accompanying supplemental schedules, schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2025 (“supplemental information”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2005.

Philadelphia, Pennsylvania
June 11, 2026

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:
Investments, at fair value	$326,894,931	$270,142,366

Receivables:
Notes receivable from participants	9,911,683	9,104,177
Company contributions	595,401	524,045
Total receivables	10,507,084	9,628,222

NET ASSETS AVAILABLE FOR BENEFITS	$337,402,015	$279,770,588

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$42,793,058
Interest and dividend income	3,699,210
Net investment income	46,492,268

Interest income on notes receivable from participants	828,871

Contributions:
Participant	22,251,502
Company	11,218,682
Rollovers	4,031,291
Total contributions	37,501,475

Total additions	84,822,614

DEDUCTIONS:
Benefit payments	(26,967,260)
Administrative expenses	(223,927)
Total deductions	(27,191,187)

Net increase	57,631,427

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	279,770,588
End of year	$337,402,015

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024

1.    DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation 401(k) Plan and Trust, as amended, (the “Plan”), provides only general information. The Plan is sponsored by Credit Acceptance Corporation (the “Company,” “Credit Acceptance,” “we,” “our,” and “us”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan available to all salaried and hourly employees on the first day of the month following the month of hire. In order to participate in the Plan, employees needed to be 18 years of age or older. The Plan’s Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Participants can elect to contribute 1% to 75% of their pre-tax eligible compensation, as defined by the Plan, subject to the limitations of the Internal Revenue Code (“IRC”). Participants are allowed to make after-tax contributions to the Plan subject to the same IRC limitations. Participants are also allowed to make after-tax contributions that can be converted to Roth contributions on a regular basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. The initial participant contribution percentage for all new employees automatically enrolled in the Plan is 6% of their eligible compensation. The participant contribution percentage for employees automatically enrolled in the Plan is increased annually, on the first day of each calendar year, by 1% of participants’ eligible compensation up to a maximum contribution of 10%. We match contributions equal to 100% on the first 4% participants contribute and an additional 50% on the next 2% participants contribute. We contribute a maximum of 5% for each participant’s eligible compensation on a per pay period basis. We may also make a discretionary profit sharing contribution as described in the Plan agreement. We did not make a discretionary profit sharing contribution during the year ended December 31, 2025.

Participant Accounts – The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant’s account is credited with the participant’s contribution and our matching contributions plus an allocation of discretionary contributions, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.  Participant accounts are charged with losses and may also be charged with an allocation of certain administrative expenses. Allocations are based on the number of participants in the Plan, the value of participant account balances, or specific participant transactions, as defined.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon and become fully vested in our matching contributions and discretionary profit sharing contributions after two years of service.

Forfeitures – Forfeited matching contributions can be used to pay administrative expenses or reduce future Company contributions. For the year ended December 31, 2025, forfeited balances of $579,939 were used to offset Company matching contributions. As of December 31, 2025 and 2024 forfeited balances totaled $33,917 and $66,554, respectively.

Voting Rights – Each participant who has an interest in the Credit Acceptance stock fund is entitled to exercise voting rights attributable to the shares held in his or her stock fund account and is notified by the Trustee, Fidelity Management Trust Company (“Fidelity”), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Notes Receivable from Participants – Participants may borrow from their account up to 50% of the vested account balance, not to exceed $50,000. The minimum amount of any notes receivable is $1,000. Notes receivable are secured by the balances in the participants’ accounts and bear interest at the prime rate (as reported by Thomson Reuters on the first business day of the month the loan is initiated) plus 1%. Interest rates ranged from 4.25% to 9.50% as of December 31, 2025, and 3.25% to 9.50% as of December 31, 2024. The notes receivable from participants have a maximum repayment period of 5 years, which may be extended up to 10 years for the purchase of a principal residence.  Principal and interest are paid ratably through bi-weekly or semi-monthly payroll deductions.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024

Payment of Benefits – Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the participant’s vested account balance in either a lump-sum amount or in installment payments if certain criteria are met. Participants may also request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. As required by law, participants must begin receiving annual required minimum distributions by April 1 of the year following the year in which they reach age 73. Additionally, the Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $7,000. All benefits requested before December 31, 2025 were paid prior to year-end.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, the reported amounts of additions and deductions from net assets available for benefits and disclosure of contingent assets and liabilities during the reported period. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition – Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for additional information regarding fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan Administrator deems this participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits – Benefits are recorded when paid. The entire vested account balance can be received in a combination of cash and, to the extent the account is invested in Company Stock, an in-kind distribution of Company Stock.

Administrative Expenses – Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Transactional fees and fees related to the administration of notes receivable from participants are charged directly to the respective participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Subsequent Events – The Plan has evaluated subsequent events through June 11, 2026, the date the financial statements were issued, and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024

3.    FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We group assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. A description of the investment assets measured at fair value using this methodology is as follows:
Mutual funds:
Mutual funds are valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Credit Acceptance stock fund:
This fund includes our publicly traded common stock and is valued at quoted prices available on The Nasdaq Global Select Market®.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. None of our investment assets were measured at fair value using this methodology.
Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability. None of our investment assets were measured at fair value using this methodology.

In accordance with the Financial Accounting Standards Board, Accounting Standards Codification Topic 820, Fair Value Measurements, certain investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. A description of the investment assets measured using this methodology is as follows:

Collective trust funds:
The fair value of the collective trust funds is based on the NAV of each fund’s underlying investments, as reported to the Plan by the contract issuer. The NAV, as provided by Fidelity Management Trust Company (the “Trustee”), is used as a practical expedient to estimate fair value.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024

Investments measured at fair value on a recurring basis at December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$100,701,755	$—	$—	$100,701,755
Credit Acceptance stock fund	11,631,580	—	—	11,631,580
Total investments in the fair value hierarchy	$112,333,335	$—	$—	$112,333,335
Investments measured at NAV (a)				214,561,596
Total investments at fair value				$326,894,931

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$83,145,632	$—	$—	$83,145,632
Credit Acceptance stock fund	14,912,313	—	—	14,912,313
Total investments in the fair value hierarchy	$98,057,945	$—	$—	$98,057,945
Investments measured at NAV (a)				172,084,421
Total investments at fair value				$270,142,366
(a) In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2025 and 2024, respectively. There are no participant redemption restrictions for these investments; the redemption notice period for the Putnam Stable Value Fund 15 is applicable only to the Plan.

Collective trust funds	December 31, 2025 Fair Value	December 31, 2024 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice period
Putnam Stable Value Fund 15	$7,271,391	$7,482,013	N/A	Daily	12 months
AB US Large Cap Growth CIT (W Series) Class L	13,705,444	10,810,991	N/A	Daily	Daily
Vanguard Target Retirement 2020 Trust II	515,214	572,309	N/A	Daily	Daily
Vanguard Target Retirement 2025 Trust II	6,591,715	6,587,672	N/A	Daily	Daily
Vanguard Target Retirement 2030 Trust II	20,098,555	16,846,918	N/A	Daily	Daily
Vanguard Target Retirement 2035 Trust II	21,349,605	17,635,451	N/A	Daily	Daily
Vanguard Target Retirement 2040 Trust II	33,384,422	28,012,800	N/A	Daily	Daily
Vanguard Target Retirement 2045 Trust II	40,987,572	32,865,227	N/A	Daily	Daily
Vanguard Target Retirement 2050 Trust II	33,736,869	25,448,889	N/A	Daily	Daily
Vanguard Target Retirement 2055 Trust II	24,019,427	17,914,839	N/A	Daily	Daily
Vanguard Target Retirement 2060 Trust II	10,195,244	6,743,525	N/A	Daily	Daily
Vanguard Target Retirement 2065 Trust II	1,668,049	754,569	N/A	Daily	Daily
Vanguard Target Retirement 2070 Trust II	609,727	38,055	N/A	Daily	Daily
Vanguard Target Retirement Income Trust II	428,362	371,163	N/A	Daily	Daily
Total investments measured at NAV	$214,561,596	$172,084,421

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024

4.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Credit Acceptance stock fund, which exclusively includes Credit Acceptance Corporation common stock. The Plan also invests in a mutual fund managed by Fidelity Investments, an affiliate of the Plan’s trustee. These are related parties and party-in-interest transactions.

Notes receivable from participants are also considered party-in-interest transactions. Under ERISA, these transactions are exempt from the prohibited transaction rules.

5.    PLAN TERMINATION

Although we have not expressed any intent to do so, we have the right under the Plan to discontinue our contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

6.    TAX STATUS

We use a pre-approved plan document created by Fidelity Management and Research Company (“FMR”). FMR received an opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the Plan is qualified with the applicable requirements of the IRS. Because the Plan has adopted a pre-approved plan document that has received a favorable opinion letter from the IRS, the Plan can rely on the opinion letter as evidence that the Plan is qualified under IRC section 401(a) to the extent prescribed by the IRS in applicable revenue procedures. Although the Plan has been amended since the prototype plan received the opinion letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

7.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balance and the amounts reported in the statements of net assets available for benefits.

8.    NONEXEMPT TRANSACTION

As reported on the Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025, participant contributions of $3,117 were not remitted within the required time period, thus constituting a nonexempt transaction between the Plan and Company. The instance of late remittance of employee contributions will be corrected by the Company during 2026 through the Department of Labor Voluntary Fiduciary Correction Program (“VFCP”) through the restoration of applicable lost earnings.

SUPPLEMENTAL SCHEDULE
CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST
EIN: 38-1999511
Plan Number: 001
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2025

				Total that constitute nonexempt prohibited transactions
For the period ended	Participant contributions ($)	Loan repayments, if applicable ($)	Total ($)	Contributions not corrected ($)	Contributions corrected outside VFCP ($)	Contributions pending correction in VFCP ($)	Total fully corrected under VFCP and PTE 2002-51
12/31/2025	3,117	—	3,117	3,117	—	—	—

SUPPLEMENTAL SCHEDULE
CREDIT ACCEPTANCE CORPORATION
401(k) PLAN AND TRUST
EIN: 38-1999511
Plan Number: 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

	Identity of issuer, borrower, lessor, or similar party	Description of investment including, maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
CREDIT ACCEPTANCE STOCK FUND:
*	Credit Acceptance Corporation	Common Stock Fund	**	$11,631,580

COLLECTIVE TRUST FUNDS:
	Putnam Stable Value Fund 15	Collective Trust Fund	**	$7,271,391
	AB US Large Cap Growth CIT (W Series) Class L	Collective Trust Fund	**	13,705,444
	Vanguard Target Retirement Income Trust II	Collective Trust Fund	**	428,362
	Vanguard Target Retirement 2020 Trust II	Collective Trust Fund	**	515,214
	Vanguard Target Retirement 2025 Trust II	Collective Trust Fund	**	6,591,715
	Vanguard Target Retirement 2030 Trust II	Collective Trust Fund	**	20,098,555
	Vanguard Target Retirement 2035 Trust II	Collective Trust Fund	**	21,349,605
	Vanguard Target Retirement 2040 Trust II	Collective Trust Fund	**	33,384,422
	Vanguard Target Retirement 2045 Trust II	Collective Trust Fund	**	40,987,572
	Vanguard Target Retirement 2050 Trust II	Collective Trust Fund	**	33,736,869
	Vanguard Target Retirement 2055 Trust II	Collective Trust Fund	**	24,019,427
	Vanguard Target Retirement 2060 Trust II	Collective Trust Fund	**	10,195,244
	Vanguard Target Retirement 2065 Trust II	Collective Trust Fund	**	1,668,049
	Vanguard Target Retirement 2070 Trust II	Collective Trust Fund	**	609,727
	Total collective trust funds			$214,561,596

MUTUAL FUNDS:
	Vanguard Institutional Index I	Mutual Fund	**	$40,841,794
	Vanguard Total International Stock Index Fund (Admiral Shares)	Mutual Fund	**	7,422,465
	Vanguard Small-Cap Index Fund (Admiral Shares)	Mutual Fund	**	7,083,172
	Vanguard Total Bond Market Index Fund (Admiral Shares)	Mutual Fund	**	6,754,260
	Vanguard Mid-Cap Index Fund (Admiral Shares)	Mutual Fund	**	6,534,462
*	Fidelity Small Cap Growth K6 Fund	Mutual Fund	**	4,744,558
	American Funds - New World Fund (Class R6)	Mutual Fund	**	4,419,020
	Vanguard Equity-Income Fund (Admiral Shares)	Mutual Fund	**	4,232,854
	Vanguard FTSE Social Index Fund Admiral	Mutual Fund	**	4,082,470
	Janus Henderson Enterprise Fund (Class N)	Mutual Fund	**	2,997,627
	American Funds - EuroPacific Growth Fund (Class R6)	Mutual Fund	**	2,594,818
	American Funds - The Bond Fund of America R6	Mutual Fund	**	2,265,415
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	1,964,482
	Vanguard Real Estate Index Fund (Admiral Shares)	Mutual Fund	**	1,439,474
	BlackRock High Yield Portfolio Fund Class K	Mutual Fund	**	1,407,488
	Undiscovered Managers Behavioral Value Fund (Class R6)	Mutual Fund	**	1,256,714
	PGIM Global Total Return Fund (Class R6)	Mutual Fund	**	660,682
	Total mutual funds			$100,701,755

*	Notes receivable from participants	Notes receivable from participants bearing interest at rates ranging from 4.25% to 9.50% and maturing through 2034		9,911,683
	Total investments, at fair value, and notes receivable from participants			$336,806,614
* Party-in-interest
** Cost information omitted as all investments are participant-directed

EXHIBIT INDEX

Exhibit
Number                      Description

23.1                     Consent of Grant Thornton LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PLAN AND TRUST

Date: June 11, 2026	By:	/s/ Jay D. Martin
Jay D. Martin
Chief Financial Officer Credit Acceptance Corporation